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EXHIBIT 12.1

Digital River, Inc.
Computation of Ratio of Earnings to Fixed Charges
(in thousands, except ratios)

	Years ended December 31
	2000	2001	2002	2003	2004
Net Income (Loss) from operations as reported	$(40,112)	$(20,103)	$(916)	$16,298	$34,762
Add: Fixed charges	84	137	165	235	2,094
Earnings as defined	(40,028)	(19,966)	(751)	16,533	36,856
Fixed charges	$84	$137	$165	$235	2,904
Ratio of earnings to fixed charges(1)	—	—	—	70.5	17.6

(1)
The ratio of earnings to fixed charges is computed by dividing income (loss) from operations plus fixed charges by fixed charges. Fixed charges consist of interest expense, amortization of debt issuance costs and that portion of rental payments under operating leases that we believe to be representative of interest. Earnings were insufficient to cover fixed charges in 2000 through 2002 by amounts equal to the net loss for the period.

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Digital River, Inc. Computation of Ratio of Earnings to Fixed Charges (in thousands, except ratios)